[BCE INC. LOGO] News release

For immediate release

Bell Mobility acquires full ownership of Virgin Mobile Canada
Acquisition supports Bell’s strategic imperative to Accelerate Wireless

MONTRÉAL, May 7, 2009 – Bell today announced the $142-million acquisition by Bell Mobility of the 50% stake in Virgin Mobile Canada not already owned by Bell, along with an exclusive, long-term licensing agreement with the Virgin Group for continued use of the Virgin Mobile brand in Canada.

“Bell Mobility’s acquisition of Virgin Mobile Canada supports our strategic imperative to Accelerate Wireless, a core component in Bell’s overall strategy to achieve our goal: To be recognized by customers as Canada’s leading communications company,” said George Cope, President and CEO of Bell and BCE. “This initiative will allow Bell Mobility to be uniquely flexible in the competitive wireless marketplace, maximizing network, handset, distribution and global roaming efficiencies, and enhancing the growth of the No. 1 youth brand in Canadian wireless.”

Sir Richard Branson, Chairman of The Virgin Group, said: “Bell has been an ideal partner for Virgin since 2004. I believe the acquisition of Virgin Mobile Canada and continuing licence of the Virgin Mobile brand to Bell will help to expand the Mobile business more quickly and allow even more Canadians to enjoy the unique wireless service and product experience Virgin created. We look forward to supporting Bell’s expansion through our ongoing efforts to build the Virgin brand in Canada with entertainment businesses such as Virgin Festival and Virgin Radio.”

While Virgin Mobile Canada will continue to operate independently with distinct branding and its own distribution channels, both Virgin Mobile Canada and Bell Mobility will realize enhanced operational efficiencies from shared network infrastructure, handset acquisition and common distribution in high-traffic retail locations such as The Source.

“Today’s announcement is an excellent complement to Bell’s pending acquisition of national consumer electronics retailer The Source and the rollout of our new third-generation (3G) HSPA wireless network, which will be completed by early 2010 and offer new handset options and extensive global roaming for Bell Mobility clients and Virgin Mobile customers here and around the world,” said Wade Oosterman, President of Bell Mobility and Chief Brand Officer for Bell.

On a per subscriber basis, the all-cash $142 million purchase price represents a lower cost of acquisition (COA) per subscriber than Bell Mobility’s current COA average. The acquisition will have limited impact on Bell Wireless financials in 2009.

Under the terms of the licensing agreement, Bell Mobility retains long-term rights to the Virgin Mobile brand and the benefits associated with such a relationship with the Virgin Group. Virgin Mobile Canada was formed in 2004 as a Mobile Virtual Network Operator (MVNO) jointly owned by Bell Mobility and the Virgin Group. As the No. 1 mobile youth network, Virgin Mobile Canada offers both prepaid and postpaid wireless service options and has been awarded the highest customer satisfaction ratings by J.D. Power and Associates for four years in a row. For more information on Virgin Mobile Canada, please visit virginmobile.ca

Bell is Canada’s largest communications company, providing consumers with solutions to all their communications needs including Bell Mobility and Solo Mobile wireless, high-speed Bell Internet, Bell TV direct-to-home satellite and VDSL television, Home Phone local and long distance, and IP-broadband and information and communications technology (ICT) services. Bell is proud to be a Premier National Partner and the exclusive Telecommunications Partner to the Vancouver 2010 Olympic and Paralympic Winter Games. Bell is wholly owned by BCE Inc. For information on Bell’s products and services, please visit www.bell.ca. For corporate information on BCE, please visit www.bce.ca.

Caution Concerning Forward-Looking Statements
This news release contains forward-looking statements relating to the proposed acquisition by a subsidiary of Bell Canada of the 50 per cent stake in Virgin Mobile Canada not already owned, strategic benefits, operational and competitive and cost efficiencies expected to result from the transaction and other statements that are not historical facts. Such forward-looking statements are subject to important risks, uncertainties and assumptions and the results or events predicted in these forward-looking statements may differ materially from actual results or events. As a result, we cannot guarantee that any forward-looking statement will materialize and you are cautioned not to place undue reliance on these forward-looking statements.
The timing and completion of this proposed acquisition is subject to customary closing conditions and other risks and uncertainties including, without limitation, any required regulatory approvals or expiry of any required regulatory waiting periods. Accordingly, there can be no assurance that any transaction between a subsidiary of Bell Canada and Virgin Mobile Canada will occur, or that it will occur on the timetable contemplated in this news release. There can also be no assurance that the strategic benefits and competitive, operational and cost efficiencies expected to result from the transaction will be fully realized.
The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise.

For media inquires, please contact:

Julie Smithers
Bell Media Relations
416 528-9409
julie.smithers@bell.ca